UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Digital Turbine, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25400W102

(CUSIP Number)

May 1, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Exhibit Index: Page 8

CUSIP No.: 25400W102		13G

1.	Names of Reporting Persons. COLUMBUS CAPITAL MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,967,401

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,967,401

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,967,401

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0

12.	Type of Reporting Person: IA

CUSIP No.: 25400W102		13G

1.	Names of Reporting Persons. MATTHEW D. OCKNER

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,967,401

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,967,401

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,967,401

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0

12.	Type of Reporting Person: IN, HC

CUSIP No.: 25400W102	13G

Item 1(a).           Name of Issuer:

Digital Turbine, Inc. (the “Issuer”).

Item 1(b).           Address of Issuer’s Principal Executive Offices:

1300 Guadalupe Street, Suite 302 Austin, TX 78701

Item 2(a).           Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)            Columbus Capital Management, LLC (“CCM”); and

ii)         Matthew D. Ockner (“Mr. Ockner”).

This statement relates to Shares (as defined herein) held for the account of each of Columbus Capital Partners, L.P. (“CCP”), Columbus Capital QP Partners, L.P. (“CCQP”) and Rovida West Coast Investments Ltd. (“RWC”).  CCM is the general partner to CCP and CCQP and an investment advisor to RWC.  Mr. Ockner is the managing member of CCM.  In such capacities, CCM and Mr. Ockner may be deemed to have voting and dispositive power over the Shares held for the accounts of CCP, CCQP and RWC.

Item 2(b).           Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of CCM and Mr. Ockner is 350 California Street, 22nd Floor, San Francisco, CA 94104.

Item 2(c).            Citizenship:

i)            CCM is a California limited liability company; and

ii)         Mr. Ockner is a citizen of the United States of America.

Item 2(d).           Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).            CUSIP Number:

25400W102

Item 3.                           If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e)                 ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(g)                 ☒ A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G).

CUSIP No.: 25400W102	13G

Item 4.                          Ownership:

Item 4(a)              Amount Beneficially Owned:

As of May 1, 2017, each of CCM and Mr. Ockner may have been deemed the beneficial owner of 5,967,401 Shares.  This amount consists of: (i) 2,372,900 Shares held for the account of CCP; (ii) 714,701 Shares held for the account of CCQP; and 2,879,800 for the account of RWC.

Item 4(b)         Percent of Class:

As of May 1, 2017, each of CCM and Mr. Ockner may have been deemed the beneficial owner of 9.0% approximately of Shares outstanding.  (There are approximately 66,594,807 Shares outstanding according to the Issuer at June 14, 2017.)

Item 4(c)               Number of Shares of which such person has:

CCM and Mr. Ockner:

(i)	Sole power to vote or direct the vote:	5,967,401
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or direct the disposition of:	5,967,401
(iv)	Shared power to dispose or direct the disposition of:	0

Item 5.                          Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.                          Ownership of More than Five Percent on Behalf of Another Person:

CCM serves as general partner to CCP and CCQP, and is the investment advisor to RWC, each of which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                          Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                          Notice of Dissolution of Group:

This Item 9 is not applicable.

CUSIP No.: 25400W102	13G

Item 10.                   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

Exhibits.

Exhibit A                                             Joint Filing Agreement by and between the Reporting Persons dated July 20, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2017

COLUMBUS CAPITAL MANAGEMENT, LLC

By:	/s/ Matthew D. Ockner
Name:	Matthew D. Ockner
Title:	Managing Member

MATTHEW D. OCKNER

By:	/s/ Matthew D. Ockner

CUSIP No.: 25400W102	13G

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

CUSIP No.: 25400W102	13G

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Digital Turbine, Inc., dated as of July 20, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

July 20, 2017

COLUMBUS CAPITAL MANAGEMENT, LLC

By:	/s/ Matthew D. Ockner
Name:	Matthew D. Ockner
Title:	Managing Member

MATTHEW D. OCKNER

By:	/s/ Matthew D. Ockner